Exhibit 99.6

PRESS RELEASE

Oman: TotalEnergies is Rolling Out its Integrated Gas Strategy

Paris, January 20, 2023 – In line with its growth strategy in gas and LNG, a fuel contributing to the energy transition, TotalEnergies announces the start of gas production from onshore Block 10 in the Sultanate of Oman as well as an agreement with Oman LNG for a long-term LNG purchase contract.

Start of gas production from Block 10

TotalEnergies announces the start of gas production from the Mabrouk North-East field in the onshore Block 10. TotalEnergies holds a 26.55% interest in Block 10, with OQ holding 20% and Shell, operator, holding 53.45%.

Gas production is expected to reach 500 million standard cubic feet per day by mid-2024. The produced gas will supply the Omani gas network, feeding both local industry and LNG export facilities. This production start-up follows the signing of the concession agreement in December 2021.

Long-term LNG purchase contract

TotalEnergies has also signed an agreement with Oman LNG for the purchase of 0.8 million metric tons of LNG per year over a period of ten years starting from 2025.

This new contract will contribute to TotalEnergies' LNG integrated portfolio and reinforce its flexibility, by allowing to address both the European and Asian markets. This LNG will contribute to the reduction of emissions into the atmosphere since it will allow the electric utilities who purchase this gas to substitute it for coal, thus avoiding CO2 emissions (a natural gas power plant releases about half as much CO2 as a coal power plant).

“These announcements are consistent with the ambition of TotalEnergies to contribute to the energy transition and reinforce its long-standing partnerships with both Oman LNG and the Omani State”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “TotalEnergies deploys in Oman its multi-energy strategy in oil, gas and renewables and so participates in the sustainable development of the country’s natural resources.”

TotalEnergies has recently signed 30 MW of Solar projects in Oman including a project to supply Sharqiyah Desalination Company (17 MW), in joint-venture with Veolia.

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About TotalEnergies in Oman

In 2022, TotalEnergies’ production in Oman was 40 kboe/d.

TotalEnergies produces oil in Block 6 (4%), as well as LNG through its participation in the Oman LNG (5.54%)/Qalhat LNG (2.04% via Oman LNG) liquefaction complex with an overall capacity of 11.4 Mt/y. In 2021 TotalEnergies signed a Concession Agreement to develop natural gas resources on onshore Block 10 (26,55%) and in 2022 TotalEnergies signed an Exploration and Production Sharing Agreement (EPSA) to appraise Block 11 (22.5%). TotalEnergies also operates exploration Block 12 (80%) and contributes to the development of renewables in the country.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a market share of around 10% and a global portfolio of about 40 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).